February 20, 2007

To:	Tia Kenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, N.E.
Washington, D.C. 20549

Re:	US Biodefense, Inc.
Form 10-KSB/A for Fiscal Year Ended
November 30, 2005
Filed August 29, 2006
Form 8-K
Filed August 14, 2006
Form 10-QSB for Fiscal Quarters Ended
May 31, 2006 and August 31, 2006
File No.: 000-31431

Dear Ms. Jenkins:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated December
8, 2006:

Form 10-KSB/A for the Fiscal Year Ended November 20, 2005

Item 6- Management’s Discussion and Analysis, page 12

1.	We reviewed your revised disclosure in response to our prior comment two. Please expand your disclosure to include the amount of revenues generated from the agreements with Financialnewsusa.com and Diamond I and to provide additional details regarding the nature of the consulting services rendered to each party. Further, if any commissions were received from your arrangement with Diamond I, please disclose this amount.

The report has been amended, as follows:

Our revenues totaled $159,166 for the current fiscal year ended November 30, 2005, compared to $29,167 for the fiscal year ended November 30, 2004. The increase in revenues represent a year-over-year increase of 446%, which was due in part to our contracts with
Financialnewsusa.com and Diamond I, Inc. Of the $159,166 in revenues generated during the year ended November 30, 2005, a total of $134,166 has been recognized from our agreement with Financialnewsusa.com, to which we provided biodefense-related industry news and information to Financialnewsusa.com. The balance of our revenues earned in the year ended
November 30, 2005, or $25,000, is attributable to our arrangement to identify technology commercialization opportunities for Diamond I to research universities, government laboratories and third member private parties.

Re: US Biodefense, Inc.
February 20, 2007

Revenues for the year ended November 30, 2004, in the amount of $29,167, were attributable solely to the May 1, 2004 agreement with Financialnewsusa.com, a related party, to provide consulting services to them in exchange for $50,000, for which we were paid in advance the entire balance of the contract.

Other than our agreement with Financialnewsusa.com and Diamond I, we do not have any long-
term agreements to provide our services to any single customer or group of customers. As a result, we are unable to predict the stability of, and ability to continue to generate, ongoing revenues.

Financial Statements

Consolidates Statements of Cash Flows, page 20

2. We reviewed your response to our prior comment four, but were unable to locate your revised non-cash disclosure related to marketable securities. Thus, the comment will be partially reissued. Please revise to include all non-cash transactions as required by paragraph 32 of FAS 95. We note that marketable securities of $150,000 were recorded at November 30, 2005, yet there is no disclosure in the cash flow statement regarding how this investment was acquired.

A supplemental schedule of noncash investing and financing activities has been added to the statements of cash flows, which includes the details of the acquisition of the marketable securities which total
$150,000, including all reconciling details, as follows:

Supplemental schedule of noncash investing and financing activities:

The Company acquired marketable equity securities with a fair market value of $150,000 in exchange for consulting services.
In conjunction with the acquisition, the Company acquired the following liabilities:

Deferred income	$125,000
Other comprehensive income to represent the increase in
fair value of this marketable equity security	25,000

$150,000

Notes to Financial Statements

Notes 2 – Marketable Securities Available for Sale, F-14

3. Please file the executed agreement with the partner as a material contract exhibit in accordance with Item
601 of Regulation S-B, or tell us why you believe this agreement is not required to be filed. We note that your agreement with Diamond I filed as Exhibit 10.5 does not provide for the consideration of 5 million share of Diamond I. Finally, please reconcile the effective date of this agreement (May 11, 2005) with your disclosure on page three of your business section (June 20, 2005).

The date of the agreement was erroneously disclosed on page three of the report and has been amended to record the correct date of May 11, 2005.

Re: US Biodefense, Inc.
February 20, 2007

The executed copy of the agreement is now included in the amended Form 10-KSB as exhibit 10(d).
Furthermore, whereas the agreement between the Company and Diamond I did not contain provision for consideration to be paid, the Company has attached the Term Sheet setting forth the consideration of
5,000,000 shares of Diamond I as an addendum to exhibit 10(d).

4. We reviewed your revised disclosure in response to our prior comment five. We also note that the closing stock prices of Diamond I (stock symbol DMOI.OB) were $0.06 at May 11, 2005 and $0.03 at
November 30, 2005. Please tell us how you determined the fair value of Diamond I’s stock of $0.02 per share at May 11, 2005.

Note 2 has been revised, in part, as follows:

The Company has adopted SFAS 130 as required by the Financial Accounting Standards Board.
SFAS 130 requires that securities that are available for sale be presented at market value on the balance sheet date. Unrealized gains and losses are recognized as a separate component of stockholders' equity. The specific identification method is used in calculating realized gains and losses. SFAS 30 also requires a statement of comprehensive income which adjusts net income for the unrealized activity. At November 30, 2005, the fair market value of common equity securities with a cost of $100,000 was $150,000. The unrealized gain of $50,000, net of the related income tax cost of $19,150 is included as a component of other comprehensive income.

Form 10-QSB for the period Ended May 31, 2006

General

5. Please amend this filing to comply with the comments above and the comments of our letter dated June
28, 2006 with respect to your Form 10-KSB for the year ended November 30, 2005.

The following changes have been made to the quarterly report for the period ended May 31, 2006:

Page 17 - Revenues

Our revenues totaled $20,000 for the three months ended May 31, 2006, compared to $16,667 for the second quarter ended May 31, 2005. Revenues for the current fiscal quarter were attributable solely to the October 15, 2005 renewal of the agreement with Financialnewsusa.com, a related party, to provide biodefense-related industry news and information to them in exchange for $40,000, for which we were paid in advance the entire balance of the contract. In the year ago three month period ended May 31, 2005, our revenues of $16,667 were generated solely from our agreement with Financialnewsusa.com.

During the six months ended May 31, 2006, we generated $40,000 in revenues, as opposed to revenues of $79,167 in the prior six month period ended May 31, 2005. The decrease in revenues in the comparable six month periods is attributable to the lower contracted service price with Financialnewsusa.com.

Financialnewsusa.com is currently our only customer, which represents all of our revenues generated during the three and six months ended May 31, 2006. We cannot guarantee that we will be able to attract future customers and continue to generate sales.

Re: US Biodefense, Inc.
February 20, 2007

Financial Statements

Notes to Financial Statements

Note 3 – Marketable Securities Available for Sale, page 14

6. We reviewed your response to our prior comment five. Your response did not address our comment in its entirety. Please revise to include the information required by paragraphs 19-21 of SFAS 115, including the aggregate fair value at May 31, 2006 and basis for determination and any net gains/losses included in accumulated other comprehensive income.

Note 2 – Marketable Securities Available For Sale, has been amended to read, as follows:

Note 2 - Marketable Securities Available For Sale

On May 11, 2005, the Company entered into an agreement with a Partner. The Company will assist the Partner in identifying opportunities for commercialization of their listed technologies, while main-
taining the confidentiality of the Partner.

As compensation for providing these services, the Partner gave the Company 5,000,000 shares of
Section 144 stock which is restricted from sale for twelve months from date of issue, May 11, 2005.
The agreement is for a period of twenty four months.

The Company recorded the stock at the value of the services to be provided which is estimated to be
$100,000. The Company recorded revenue for the six month period from May through November,
2005 in the amount of $25,000, with the balance of $75,000 included as deferred revenues on the
Company's balance sheet at May 31, 2006.

The Company has adopted SFAS 130 as required by the Financial Accounting Standards Board.
SFAS 130 requires that securities that are available for sale be presented at market value on the balance sheet date. Unrealized gains and losses are recognized as a separate component of stockholders' equity. The specific identification method is used in calculating realized gains and losses. SFAS 30 also requires a statement of comprehensive income which adjusts net income for the unrealized activity. At May 31, 2006, the aggregate fair market value of common equity securities with a cost of $100,000 was $150,000, based upon the quoted price. The unrealized loss of $50,000, net of the related income tax benefit of $19,150 in included as a component of other comprehensive income.

Form 10-QSB for the Period Ended August 31, 2006

General

7. Please amend this filing as necessary, to reflect comments above on your other Exchange Act filings.

The majority of the Management’s Discussion and Analysis section, beginning on page 23, has been revised. As this response would be too lengthy for practical purposes, the Company directs the
Commission to the amended Form 10-QSB and the responses provided to the comments below.

Re: US Biodefense, Inc.
February 20, 2007

Financial Statements

General

8. Considering the material equity transactions during the period, please revise to include a statement of shareholders’ deficit.

A Statement of Stockholders’ Equity has been included in the report for the period ended August 31,
2006.

Statements of Operations, page 5

9. Following the acquisition of Emergency Disaster Systems, we note that you now have revenues from both services and product sales. Please revise to state separately (i) net sales of tangible products (gross sales less discounts, returns and allowances), (ii) revenues from services and (iii) amounts earned from transactions with related parties as components of your total revenue. Related to these types of revenue, state separately (i) cost of tangible goods sold, (ii) cost of services and (iii) amounts of costs and expenses incurred from transactions with related parties.

The Statements of Operations has been revised, accordingly, and the Management’s Discussion and
Analysis has been amended to reflect those revisions:

During the three and nine months ended August 31, 2006, we generated revenues from three sources: sales of tangible products, revenue from services and revenues from related parties.
Sales of tangible products are attributable solely to Emergency Disaster Systems, Inc., our wholly-owned subsidiary that we acquired on August 7, 2006. Revenue from services is derived from the recognition of deferred revenues from stock received in advance for services to be performed by us to Diamond I. Finally, revenue from related parties is solely from our October
15, 2005 contract with Financialnewsusa.com, a related party, to provide biodefense-related industry news and information to them in exchange for $40,000, for which we were paid in advance the entire balance of the contract.

Our aggregate revenues for the three months ended August 31, 2006 were $100,493, consisting of sales of tangible products in the amount of $31,326, revenue from services of $37,500 and revenues from related parties totaling $31,667. In the year ago three month period ended August
31, 2005, we generated $25,000 in total revenues, all of which was related party revenues recognized from our agreement with Financialnewsusa.com.

During the nine month period ended August 31, 2006, we generated total revenues of $140,493, comprised of $31,326 in sales of tangible products, revenue from services of $37,500 and
$71,667 in related party revenues. For the nine months ended August 31, 2005, we generated
$104,167 in total revenues, all of which is attributed to our agreement with
Financialnewsusa.com, a related party.

Re: US Biodefense, Inc.
February 20, 2007

Notes to Financial Statements

General

10. We note that you acquired 100% of Emergency Disaster Systems (EDS) on August 7, 2006 for $25,000.
It appears this transaction was recorded as a business combination. Please revise to include disclosures required by paragraphs 51 and 58 of SFAS 141 (e.g. – condensed balance sheet, pro forma results of operations, etc.).

Emergency Disaster Systems, Inc., a California corporation engaged in the business of disaster mitigation and emergency preparedness, was incorporated on July 19, 2006, and had no operations prior to the acquisition by US Biodefense, Inc. on August 7, 2006.

The Company has added Note 9 to the financial statements to discuss the acquisition, which reads, as follows:

Note 9 - Acquisition

On August 7, 2006, the Company acquired 100% of the outstanding stock of Emergency Disaster
Systems, Inc. (EDS) a retailer of emergency disaster equipment. EDS was incorporated on July 17,
2006, by its majority stockholder who had been in the disaster prepardness industry for over seventeen years experience. The Company paid $25,000 in cash for the stock. The Company has recorded the transaction as follows:

Inventory	$ 17,500
Customer list	7,500
$ 25,000

Note 1- Background and summary of Significant Accounting Policies, page 8

11. In connection with your acquisition of EDS it appears that you are reselling products. With regard to your product sales, please clarify your revenue recognition policy to indicate whether you are recording revenue on a gross or net basis (or both) and provide us with a narrative discussion supporting your accounting treatment (Refer to EITF 99-19). Further, disclose significant terms and conditions related to these sales, including any customer acceptance provisions and other post-delivery obligations (e.g.
product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

Note 2 has been expanded to include the following expanded revenue recognition disclosure:

Revenue Recognition

The Company recognizes revenue from the sale of products, and from the performance of services to both related and non-related parties. The Company recognizes revenue from the sale of products on the gross amount charged basis. Under this method of recording the sale of products, the cost of goods sold reflects the cost of the goods sold to the customer plus the Company's cost of executing the transaction.
the Company has chosen this method since it takes ownership of the products that it purchases for resale and assumes the risks and rewards of ownership of the goods.

Re: US Biodefense, Inc.
February 20, 2007

For sale of products, revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the contract price is fixed or determinable, title and risk of loss has passed to the customer and collection is reasonably assured. The Company's sales are typically not subject to rights of return and, historically, sales returns have not been significant.

Revenues from services are recognized upon provision of services to the customer. Unearned service revenue is deferred and recognized ratably over the duration of the service term.

Accounts receivable of the Company are reviewed to determine if their carrying value has become impaired. The Company considers the assets to be impaired if the balances are greater than six months old management regularly reviews accounts receivable and will establish an allowance for potentially uncollectible amounts when appropriate. When accounts are written off, they will be charged against the allowance. Receivables are not collateralized and do not bear interest.

Note 3 – License, page 14

12. We note that license assets decreased from $30,000 to $0 during the three months ended August 31,
2006. In Note 3, you disclosed that $27,500 in licenses were deemed impaired due to your abandonment of stem cell research. Please tell us where the remaining $2,500 in license assets is recorded. Also, please reconcile your disclosure in Note 3 to the charge of $22,500 recorded in the statement of operations.
Revise your disclosures in MD&A and in Note 3 to discuss the specific factors that you evaluated in determining that the impairment occurred during the quarter ended August 31, 2006, as opposed to any earlier period.

The disclosure in note 3 to the financial statements has been expanded to include a reconciliation of the
$30,000 balance at May 31, 2006 to the impaired amount of $22,500. The disclosure to explain the decision to impair the licenses during the quarter ended August 31, 2006 has also been expanded. The note 3 now reads, as follows:

Note 3 - Licenses

The Company has agreed to exercise options to license stem cell technology through the University of British Columbia under two option agreements.

Having passed the initial validation phase, the Company is working toward a full licensing relation-
ship and will begin pre-clinical analysis of how the cell line can be utilized. The Company is considering investigating the stem cells applications in combating ALS and Parkinson's disease.

The licenses are for periods of ten to twenty years. The Company will review the licenses at least annually. When necessary, we record changes for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of the respective asset.

As of August 31, 2006, the Company management determined that the value of the licenses had become impaired since the Company was no longer pursuing stem cell research. This determination was based on the resignation of the head of the Company's stem cell research department and the inability to locate a replacement at an economically feasible compensation package. The resignation was effective during the Company's third quarter.

Re: US Biodefense, Inc.
February 20, 2007

A reconciliation of the license assets to the amount deemed as impaired is as follows:

Balance, August 31, 2006			$ 30,000
Additions			2,500
License balance due, but cancelled			(10,000)
			$ 22,500

Notes 11 – Common Stock Transactions, page 16

13. We note your disclosure regarding the issuance of 6,755,000 shares for consulting services valued at
$270,200. Please tell us the date of each transaction, the valuation per share, and the basis for determining fair value. To the extent that the recorded amounts differ from the quoted market price of your common stock on the date of issuance, please tell us why you believe such treatment is in accordance with the requirements of SFAS 123, SFAS 123(R) and EITF 96-18, as applicable. Revise your disclosures as appropriate.

Note 10 “Common Stock Transactions” now reads as follows:

Note 10 - Common Stock Transactions

During the nine months ended August 31, 2006, the Company issued 2,000,000 shares of common stock and received proceeds of $200,000.

During the nine months ended August 31, 2006, the Company issued 6,755,000 shares of common stock
		Value per
	Shares	Share		Total
Date Issued	Issued	$ Valuation method		$

June 8, 2006	10,000	0.04	Performance commitment date	400
June 20, 2006	100,000	0.04	Performance commitment date	4,000
June 29, 2006	125,000	0.04	Performance commitment date	5,000
July 5, 2006	20,000	0.04	Performance commitment date	800
July 12, 2006	500,000	0.04	Performance commitment date	20,000
July 24, 2006	1,000,000	0.04	Performance commitment date	40,000
July 25, 2006	1,000,000	0.04	Performance commitment date	40,000
August 1, 2006	2,000,000	0.04	Performance commitment date	80,000
August 31, 2006	2,000,000	0.04	Performance commitment date	80,000
	6,755,000			270,200
The Company applies the provisions of EITF 96-18, "Accounting for Equity Instruments that are issued to
Other Than Employees for Acquiring , or in conjunction with Selling Goods or Services" (EITF 96-18) for our non-employee stock-based awards. Under EITF 96-18, the measurement date at which the fair value of the stock-based award is measured is equal to the earlier of (1) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached or (2) the date at which the counterparty's performance is complete. We recognize stock-based compensation expense for the fair value of the vested portion of the non-employee awards in our statements of operations. For the three months period ended August 31, 2006, the performance commitment date was July 18, 2006.

Re: US Biodefense, Inc.
February 20, 2007

Form 8-K filed August 14, 2006

Item 2.01 Completion of Acquisition or Disposition of Assets

14. Please amend your filing to include the per-merger financial statements of EDS and other information prescribed by Items 310(c) and (d) OF Regulation S-B or tell us why you believe that such information is not required (e.g. – provide your calculations of significance).
The Company has prepared an amendment to the Form 8-K initially filed on August 14, 2006, incorporating as exhibit 99 audited financial statements prepared by the Company’s independent registered public accountants.

The Company hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file. If any further questions or comments should arise, feel free to contact us at (626) 961-0562.
Sincerely,

/s/ David Chin

David Chin
President